UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TRONOX LIMITED

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

Q9235V101

(CUSIP Number)

Carina Wessels

Exxaro Resources Limited

Roger Dyason Road

Pretoria West 0183

Pretoria, South Africa

+27 12 307 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2012

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe (Europe) LLP

107 Cheapside

London EC2V 6DN

England

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Q9235V101

1.	Name of Reporting Person: Exxaro Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (See instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-(1)
	8.	Shared Voting Power: -0-(1)
	9.	Sole Dispositive Power: -0-(1)
	10.	Shared Dispositive Power: -0-(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person does not beneficially own any Class A Shares; however, the Reporting Person directly owns 51,154,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 44.96% of Tronox Limited’s outstanding voting securities, based on share information released by Tronox Limited on September 27, 2012.

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements Exxaro’s statement on Schedule 13D (as amended from time to time, this “Schedule 13D”) filed in relation to the Class A Shares of Tronox.

Exxaro owns 51,154,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 44.96% of Tronox Limited’s outstanding voting securities, based on share information released by Tronox on September 27, 2012.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on this Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in this Schedule 13D.

Item 2.

EXECUTIVE OFFICERS AND DIRECTORS OF EXXARO RESOURCES LIMITED

(a), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each Exxaro executive officer and director.

EXXARO EXECUTIVE OFFICERS

Name	Citizenship	Present Principal Occupation	Interest in Tronox Securities, if any (see Item 5)

Sipho Abednego Nkosi	South Africa	Director and Chief Executive Officer; Tronox Director

Willem Abraham de Klerk	South Africa	Director and Finance Director; Tronox Director	5,000 Class A Shares (which represents less than 1% of all outstanding Class A Shares) acquired in a broker transaction on the New York Stock Exchange on August 17, 2012 for an average price per share of $25.3462.

Mxolisi Donald Mbuyisa Mgojo	South Africa	Executive General Manager: Coal

Margaretha Piater	South Africa	Executive General Manager: Human Resources

Peter Ernst Venter	South Africa	Executive General Manager: Business Growth	4,480 Class A Shares (which represents less than 1% of all outstanding Class A Shares) acquired in a broker transaction on the New York Stock Exchange on August 21, 2012 for an average price per share of $26.0971.

Mongezi Veti	South Africa	General Manager: Safety and Sustainable Development

Catharina Helena Wessels	South Africa	Group Company Secretary

EXXARO DIRECTORS

Name	Citizenship	Present Principal Occupation	Interest in Tronox Securities, if any (see Item 5)

Sipho Abednego Nkosi	South Africa	Chief Executive Officer of Exxaro; Tronox Director

Willem Abraham de Klerk	South Africa	Finance Director of Exxaro; Tronox Director	(see table of Exxaro Executive Officers set forth above)

Christopher Ivan Griffith	South Africa	Chief Executive Officer of Kumba Iron Ore

Jurie Geldenhuys	South Africa	Chairman, Astral Foods Limited

Salukazi Dakile-Hlongwane	South Africa	Deputy Chairperson, Nozala Investments (Pty) Ltd

Ufikile Khumalo	South Africa	Divisional Executive, Industrial Development Corporation of South Africa Ltd

Deenadayalen Konar	South Africa	Non-Executive Director, Exxaro Resources Limited

Zwelibanzi Mntambo	South Africa	Management Consultant, Xalam Performance

Richard Peter Mohring	South Africa	Part-Time Consultant, Mohring Mining Consulting cc

Mahomed Fazel Randera	South Africa	Deputy Chairman, Nehawu Investment Company

Jeff van Rooyen	South Africa	Non-Executive Director, MTN Group Ltd.

Nkululeko Leonard Sowazi	South Africa	Chairman, Tiso Investment Holdings

Dalikhaya Rain Zihlangu	South Africa	Non-Executive Director, Exxaro Resources Limited

(b) The business address of each Exxaro executive officer and director is Roger Dyason Road, Pretoria West 0183, South Africa.

(d) During the last five years, none of the Exxaro executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Exxaro executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed in this Schedule 13D, on October 4, 2012, Exxaro entered into the JPMS Tronox Class A Trading Plan to purchase up to 1,400,000 Class A Shares. From October 19, 2012 through October 23, 2012, Exxaro purchased 614,608 Class A Shares on the open market pursuant to the JPMS Tronox Class A Trading Plan. The source of funds for such purchases was Exxaro’s working capital and cash on hand.

Item 4. Purpose of the Transaction

On October 23, 2012, Exxaro completed its purchases of Class A Shares pursuant to the JPMS Tronox Class A Trading Plan. As previously reported in this Schedule 13D, the JPMS Tronox Class A Trading Plan authorized JPMS to purchase up to 1,400,000 Class A Shares on Exxaro’s behalf beginning on October 5, 2012, subject to the applicable securities laws and regulations, including Rule 10b5-1 and Rule 10b-18 under the Exchange Act, and the rules, policies and procedures of the markets where the transactions were placed. From October 19, 2012 (the filing date of Amendment No. 2) through October 23, 2012, JPMS purchased 614,608 Class A Shares in market purchases on Exxaro’s behalf, completing the JPMS Tronox Class A Trading Plan with a total of 1,400,000 Class A Shares purchased pursuant to the JPMS Tronox Class A Trading Plan. The details of the purchases made from October 19, 2012 through October 23, 2012 are set forth in Exhibit A hereto, which is incorporated herein by reference.

Tronox’s Constitution provides that, subject to certain exceptions, when Exxaro acquires a Class A Share, including the Class A Share acquisitions described in this Amendment, it automatically converts to a Class B Share, which means Exxaro generally will not hold Class A Shares.

As previously disclosed in this Schedule 13D and in addition to the JPMS Tronox Class A Trading Plan, Exxaro may, from time to time, purchase Class A Shares, or interests in Class A Shares, through open market purchases, privately negotiated transactions, block trades, derivative securities or otherwise, subject to compliance with applicable United States and Australian laws and regulations and the contractual restrictions agreed to by Exxaro.

Except as described above, Exxaro does not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. Exxaro may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

As of the date of this Amendment, Exxaro does not beneficially own any Class A Shares. Exxaro directly owns 51,154,280 Class B Shares, representing 100% of the outstanding Class B Shares and approximately 44.96% of Tronox’s voting securities. Except as set forth in Item 2 of this Statement, to the best of Exxaro’s knowledge, none of the persons identified in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any Tronox securities.

Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that Exxaro is the beneficial owner of any Tronox securities (other than as described in this Item 5) for the purposes of Section 13(d) of the Act, or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) From October 19, 2012 through October 23, 2012, Exxaro purchased Class A Shares on the open market pursuant to the JPMS Tronox Class A Trading Plan. The details of such purchases are set forth on Exhibit A hereto, which is incorporated herein by reference. Except for such purchases, and the purchases previously disclosed in this Schedule 13D (and those identified in Item 2), Exxaro or, to the best of its knowledge, none of the persons identified in Item 2 of this Schedule 13D, has engaged in any transactions in Tronox securities during the past 60 days.

(d) To the best of its knowledge, no person other than Exxaro has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares owned by Exxaro.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the JPMS Tronox Class A Trading Plan, Exxaro and, to the best of its knowledge, the persons identified in Item 2 of this Schedule 13D, have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Tronox securities, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A	Transactions in Class A Shares effected in the past sixty days not previously reported in this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: October 24, 2012

EXXARO RESOURCES LIMITED

By:	/s/ C H Wessels
Name: C H Wessels
Title: Group Company Secretary